January 9, 2008
Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Aviation Upgrade International, Inc. Registration Statement on Form SB-2 Filed November 13, 2007 File No. 333-147360

Dear Mr. Riedler:

On behalf of OncoVista Innnovative Therapies, Inc. (formerly Aviation Upgrade Technologies, Inc.) (the “Company”), we are filing herewith the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated November 19, 2007 (the “Comment Letter”), relating to the filing of the Company’s Registration Statement on Form SB-2 filed on November 13, 2007. The Company has filed Pre-Effective Amendment No. 1 to Form SB-2 concurrently herewith. For the Staff’s convenience, the text of the numbered comment in the Comment Letter is set forth below followed by the Company’s response.

1. Please update the financial statements included in the filing as required by Rule 3-12(g) of Regulation S-X.

The Company acknowledges the Staff’s comments and Pre-Effective Amendment No. 1 to Form SB-2 includes updated financial statements as required by Rule 3-12(g) of Regulation S-X.

2. Please revise your signature page to include the signatures of your principal financial officer and your controller or principal accounting officer. Please see Instructions 1 and 2 to Form SB-2.

The Company acknowledges the Staff’s comments and the signature page of Pre-Effective Amendment No. 1 to Form SB-2 has been revised accordingly.

The Company also wishes to bring to the attention of the Staff that in Pre-Effective Amendment No. 1 to Form SB-2, it has made amendments to conform with more recent disclosures about the Company and to make necessary updates as a result of the passage of time.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Since the Company will incur registration rights penalties if its Registration Statement on Form SB-2 is not declared effective by January 13, 2008, we would like to resolve any remaining issues with the Staff as promptly as possible. Please contact the undersigned at (212) 209-3020 if we may be of assistance.

Sincerely, /s/ Gary Emmanuel Gary Emmanuel

cc:	Alexander L. Weis, Ph.D., Chief Executive Officer Aviation Upgrade Technologies, Inc.